UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                      SCHEDULE 13G

                        Under the Securities Exchange Act of 1934
                                   (Amendment No. 5)*



                             THE CHARLES SCHWAB CORPORATION
                                    (Name of Issuer)


                              Common Stock, $0.01 par value
                             (Title of Class of Securities)


                                       808513-10-5
                                     (CUSIP Number)


             Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






        CUSIP No. 808513-10-5            13G                 Page 2 of 4 Pages



        1    NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Charles Schwab Profit Sharing and Employee Stock Ownership Plan
             TIN:  94-1737782

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                       (b) [ ]

        3    SEC USE ONLY


        4    CITIZENSHIP OR PLACE OF ORGANIZATION
             California, USA


                         5  SOLE VOTING POWER
                            492,221
        NUMBER OF
        SHARES
        BENEFICIALLY     6  SHARED VOTING POWER
        OWNED BY EACH       -0-
        REPORTING
        PERSON WITH
                         7  SOLE DISPOSITIVE POWER
                            492,221


                         8  SHARED DISPOSITIVE POWER
                            5,623,001


        9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             6,115,222


        10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*
             Not Applicable


        11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             10.7%

        12   TYPE OF REPORTING PERSON*
             EP



                         *SEE INSTRUCTION BEFORE FILLING OUT!






        CUSIP No. 808513-10-5            13G                 Page 3 of 4 Pages



             This Amendment No. 5 amends and supplements the statement on
        Schedule 13G dated February 11, 1988, filed by the Charles Schwab Profit Sharing and Employee Stock Ownership Plan relating to the Common Stock, $.01 par value, of The Charles Schwab Corporation (the "ESOP 13G").

        Item 4    Ownership.

             (a) The amount of Issuer's Common Stock beneficially owned by the Plan as of December 31, 1994 was 6,115,222 shares.

             (b) The percent of Issuer's Common Stock beneficially owned by the Plan as of December 31, 1994 was 10.7%.

             (c) The Plan has the following powers with respect to the following number of shares of Issuer's Common Stock:

                  (i) sole power to vote or to direct the vote of 492,221 shares;

                  (ii) shared power to vote or direct the vote of -0-shares;

                  (iii) sole power to dispose or to direct the disposition of 492,221 shares;

                  (iv) shared power to dispose or to direct the disposition of 5,623,001 shares

             As a condition to the listing of the Common Stock of Issuer on the New York Stock Exchange (the "NYSE"), the Administrative Committee for the Plan has agreed with the NYSE that, with respect to the voting shares of such Common Stock held by the Plan that have not been allocated to accounts of participants in the Plan, the Plan purchasing agent shall direct that such unallocated shares be voted in accordance with the ratio of votes by all shares that have been previously allocated to participants' accounts.

             The agreement between the Administrative Committee and the NYSE is subject to future modification to the extent that the application of the fiduciary standards of the Employee Retirement Income Security Act may compel such modification.






        CUSIP No. 808513-10-5            13G                 Page 4 of 4 Pages



        Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        February 10, 1995             /s/ A. John Gambs
                                      A. John Gambs,
                                      Administrative Committee



        February 10, 1995             /s/ Luis E. Valencia
                                      Luis E. Valencia,
                                      Administrative Committee



        February 10, 1995             /s/ Harvey A. Rowen
                                      Harvey A. Rowen,
                                      Administrative Committee



        February 10, 1995             /s/ Evelyn S. Dilsaver
                                      Evelyn S. Dilsaver,
                                      Administrative Committee



        February 10, 1995             /s/ Thomas N. Lawrie
                                      Thomas N. Lawrie
                                      Administrative Committee



        February 10, 1995             /s/ Thomas W. Matchett, Jr.
                                      Thomas W. Matchett, Jr.
                                      Administrative Committee